Neuronetics, Inc.

3222 Phoenixville Pike

Malvern, Pennsylvania 19355

November 9, 2022

VIA EDGAR

Dorrie Yale

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Neuronetics, Inc.

Registration Statement on Form S-3 (File No. 333-266617)

Dear Ms. Yale,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neuronetics, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-266617), to 4:00 p.m., Eastern Time, on November 11, 2022, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Scott Lesmes of Morrison & Foerster LLP at (202) 887-1585.

Very truly yours,

Neuronetics, Inc.

By:	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	General Counsel and Chief Compliance Officer